Skadden, Arps, Slate, Meagher & Flom

世達國際律師事務所

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

Friven Yeoh ♦

♦(Also Admitted in England & Wales)

* (Also Admitted in New York)

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July 16, 2025

VIA EDGAR

Mr. Eddi Kim

Ms. Cara Wirth

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Uxin Limited
Response to the Staff’s Comments on
Registration Statement on Amendment No. 3 to Form F-3
Filed on May 30, 2025 (File No. 333-268111)

Dear Mr. Kim and Ms. Wirth,

On behalf of our client, Uxin Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 25, 2025, on the Company’s Amendment No. 3 to Registration Statement on Form F-3 filed on May 30, 2025 (the “Amendment No. 3”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Concurrently with the submission of this letter, the Company is filing herewith the Pre-Effective Amendment No. 4 to the Registration Statement (the “Amendment No. 4”), which reflects the revisions discussed in this letter and other developments, via EDGAR with the Commission.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 4.

Uxin Limited

July 16, 2025

Cover Page

1.	We note your revised disclosure here and on page 9 regarding the Holding Foreign Companies Accountable Act, including that “[o]n December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. Accordingly, the PCAOB vacated its previous 2021 Determinations. As a result, we were not at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB.” However, we note that your auditor, PricewaterhouseCoopers Zhong Tian LLP, received a six-month suspension by the PCAOB, which was lifted in March 2025. Please revise to acknowledge the suspension and explain its impact on you, your securities, and your business. Include risk factor disclosure, as applicable.

The Company respectfully advises the Staff that the Company’s auditor PricewaterhouseCoopers Zhong Tian LLP (“PwC Zhong Tian”) did not receive any administrative penalties from the PCAOB. Instead, on September 13, 2024, the Ministry of Finance of the PRC and the CSRC jointly announced administrative penalties related to PwC Zhong Tian. Such penalties were imposed due to PwC Zhong Tian’s work on another project, which was unrelated to the Company from any perspective. These penalties include, among others, a six-month suspension of certain of PwC Zhong Tian’s business operations in the PRC, which has been lifted in March 2025. Such administrative penalties imposed on PwC Zhong Tian have not had any impact on the Company, the Company’s securities, and the Company’s business.

Risk Factors

Risks Related to Doing Business in China

We are required to complete the filing procedure with the CSRC in connection with an offering made pursuant to this prospectus . . ., page 17

2.	We note your response to prior comment 1 and we reissue it. Your revised disclosure reflects that you “are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material respects.” Please revise to remove the materiality qualifier.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of Amendment No. 3.

*      *       *

Uxin Limited

July 16, 2025

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

If you have any questions regarding the Amendment No. 4, please do not hesitate to contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

Enclosures

cc:	Feng Lin, Chief Financial Officer, Uxin Limited
Jiajun Song, Partner, PricewaterhouseCoopers Zhong Tian LLP